UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2016

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from                      to

Commission file number 001-36325

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

NOW Inc. 401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

NOW Inc.

7402 North Eldridge Parkway

Houston, Texas 77041

REQUIRED INFORMATION

The NOW Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statement of Net Assets Available for Benefits – December 31, 2016 and 2015

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2016; and

(d)	Notes to Financial Statements

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-196529) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

NOW Inc. 401(k) and Retirement Savings Plan

December 31, 2016 and 2015, and Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

NOW Inc. 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2016 and 2015, and Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

The Benefits Plan Administrative Committee

NOW Inc. 401(k) and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the NOW Inc. 401(k) and Retirement Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NOW Inc. 401(k) and Retirement Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2016, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the NOW Inc. 401(k) and Retirement Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 26, 2017

NOW Inc. 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Assets
Cash	$43,423	$8,847
Receivables:
Pending trades	—	14,093
Investment income	486	115
Notes receivable from participants	6,084,895	6,256,645

Total receivables	6,085,381	6,270,853
Investments, at fair value:	203,620,938	189,756,594

Total assets	209,749,742	196,036,294

Net assets available for benefits	$209,749,742	$196,036,294

See accompanying notes.

NOW Inc. 401(k) and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2016

Additions:
Employer contributions	$10,327,823
Participant contributions	9,765,142
Participant rollovers	2,076,273
Investment income	3,575,584
Interest income on notes receivable from participants	263,985
Net appreciation in fair value of investments	13,784,079

Total additions	39,792,886

Deductions:
Benefits paid to participants	25,711,123
Administrative expenses	368,315

Total deductions	26,079,438

Net increase	13,713,448

Net assets available for benefits at:
Beginning of period	196,036,294

End of period	$209,749,742

See accompanying notes.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2016

1. Description of Plan

The following description of the NOW Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from DNOW L.P., a wholly owned subsidiary of NOW Inc. (collectively referred to as “the Company”).

General

The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service, and is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations. The Plan provides for the automatic enrollment and payroll deduction of 4% of a new eligible employee’s compensation as soon as practical following 60 days after employment. These funds are directed to the employee’s target retirement date (upon which the employee reaches the age of 65).

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. For the period ended December 31, 2016, the Company contributed $5,047,403 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions.

Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Wells Fargo Bank, N.A. serves as the Plan’s trustee and holds all investments of the Plan. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the period.

Risks and Uncertainties

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Currently, there are no level 3 assets present within the plan.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the quoted NAV of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end as reported by the fund manager.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Common stock	$13,990,453	$—	$—	$13,990,453
Mutual funds	154,799,834	—	—	154,799,834
Self-directed brokerage accounts	1,134,130	—	—	1,134,130

Total assets at fair value	$169,924,417	$—	$—	$169,924,417

Common collective trust funds, measured at NAV				33,696,521

Total investments				$203,620,938

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Common stock	$12,256,861	$—	$—	$12,256,861
Mutual funds	143,970,646	—	—	143,970,646
Self-directed brokerage accounts	1,549,357	—	—	1,549,357

Total assets at fair value	$157,776,864	$—	$—	$157,776,864

Common collective trust funds, measured at NAV				31,979,730

Total investments				$189,756,594

4. Common Collective Trusts

The Wells Fargo Stable Return Fund N, is a common collective trust fund established, operated and maintained by Wells Fargo Bank, N.A. with the objective of providing a moderate level of stable income without principal volatility. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

The Wells Fargo Short Term Investment Fund S is a common collective trust fund which invests primarily in short term fixed income securities. There are currently no redemption restrictions on this investment.

5. Related-Party Transactions

Certain investments of the Plan are managed by Wells Fargo Bank, N.A., the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the IRS dated August 21, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and; therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedules

NOW Inc. 401(k) and Retirement Savings Plan

Plan No. 001 EIN 74-0989800

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP

$770,926	$—	$770,926	(1)	$—	$—

(1)	Represents delinquent participant contributions from February through November 2015 pay periods. The Company remitted lost earnings of $606 to the Plan in 2016, and has filed the required Form 5330.

NOW Inc. 401(k) and Retirement Savings Plan

Plan No. 001 EIN 74-0989800

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2016

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

*NOW Inc.	261,505 shares of common stock	$5,353,007
National Oilwell Varco, Inc.	230,701 shares of common stock	8,637,446
Allianz Global Investors	Allianz NFJ Small Cap Value I	6,313,847
American Funds	American Funds Growth R6	22,952,146
Cullen/Frost Bankers, Inc.	Frost Total Return	25,490,339
Van Kampen Funds	Invesco Growth and Income R5	20,697,610
Oakmark Funds	Oakmark International I	14,724,957
Vanguard	Vanguard FTSE All World ex-US Index I	11,669,067
Vanguard	Vanguard Inflation-Protected Secs I	5,065,437
Vanguard	Vanguard Mid Cap Index I	19,275,749
Vanguard	Vanguard Small Cap Growth I	6,137,133
Vanguard	Vanguard Institutional Index I	17,681,198
Dimensional Fund Advisors	DFA Global Real Estate	4,792,351
*Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N	32,807,804
*Wells Fargo Bank, N.A.	Wells Fargo Short Term Investment Fund S	888,717
Various – Other	Self-directed brokerage accounts	1,134,130
*Participant loans	Various maturities and interest rates ranging from 4.25% to 9.25%	6,084,895

		$209,705,833

*	Party in interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOW Inc. 401(k) and Retirement Savings Plan

June 26, 2017	/s/ Daniel L. Molinaro
Date	Daniel L. Molinaro
Member of the NOW Inc. Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm